BROWNRUDNICK

CityPlace I
185 Asylum Street
Hartford
Connecticut
06103
tel 860.509.6500
fax 860.509.6501

ELIZABETH B. LEONARD
direct dial: 860.509.6574
eleonard@brownrudnick.com

October 31, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Com
Office of International Corpor
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875)
<u>Option N.V. (the "Company")</u>

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

1. Press release dated October 25, 2007 – Option Announces Third Quarter Results for 2007 **(<u>Exhibit 1</u>)**

I would appreciate your acknowledgement of your receipt of this correspondence by stamping the enclosed copy of this letter and returning the same to my attentions in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact me at your convenience.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: [signature]
Elizabeth B. Leonard, Esq.

Enclosures

cc: Patrick Hofken, General Counsel and VP (via e-mail)
Mark A. Dorff, Esq. (via e-mail)

#40245036 v.2

EXHIBIT 1

[See attached.]

OPTION
WIRELESS TECHNOLOGY

OPTION ANNOUNCES THIRD QUARTER RESULTS FOR 2007

Leuven, Belgium – October 25, 2007 – Option N.V. (EURONEXT Brussels: OPTI; OTC: OPNVY), the wireless technology company, today announced its results for the first nine months and the third quarter ended September 30, 2007. The financial information reported in this release is presented in Euro and has been prepared in accordance with the recognition and measurement criteria of IFRS as adopted by the European Union (IFRSs). The accounting policies and methods of computation followed in the attached financial statements are the same as those followed in the most recent annual financial statements.

FINANCIAL HIGHLIGHTS

Q3 2007

- Revenues of 80.4 million EUR
- Gross Margin of 25.0 million EUR or 31.1% of total revenues, after a provision of 1.9 million EUR
- EBIT of - 0.6 million EUR or - 0.8% of total revenues, after **non-recurring** items totaling 5.3 million EUR
- Positive net result of 0.4 million EUR
- Excluding **non-recurring** items, the first-time full quarter consolidation of the R&D center Kamp-Lintfort, normalised EBIT was 6.5 million EUR, or 8.0 % of total revenues

Q4 2007

- Targeting revenues for Q4 of 90 million EUR
- Targeting EBIT, excluding **non-recurring** elements, for Q4 of 9% of total revenues
- Redesign of the organisation ongoing to equip Option for emerging consumer-centric mass market
- A comprehensive analyst briefing scheduled for Tuesday 27 November 2007

"Supplier-related technical issues that prevented the fulfilment of orders for our most advanced HSUPA devices constrained shipments, revenue, gross margin and profit from operations and transformed what should have been a positive quarter into a disappointment," commented Jan Callewaert, CEO of Option. "Thankfully, as we entered Q4, the technical issues were resolved allowing the company to move forward."

"Lessons learned from the investigations into accounts receivable and inventory, following auditors comments at the half-year, mark an important turning point for the company," said Jan Callewaert. "The more rigorous internal controls that are being implemented across the company have served us well in this quarter and will continue to show significant improvements in the future."

HIGHLIGHTS OF THE THIRD QUARTER AND YEAR-TO-DATE

Revenues for the third quarter of fiscal year 2007 were 80.4 million EUR, an increase of 6.2% compared with the revenues of 75.7 million EUR in the third quarter of 2006.

Shipments increased 21 percent compared with the third quarter of 2006.

During the quarter, wireless data cards accounted for 62% of unit sales and fixed wireless (including USB wireless modems) 29%. Embedded modules made up 9% of unit sales.

HSDPA 3.6/7.2 Mbit/s accounted for 74% of data card shipments by volume. A further 22 % of card shipments were for the previous generation of HSDPA 1.8 Mbit/s devices.

Other notable milestones in the quarter included:

- Sony's European and Japanese launches for the new VAIO SZ and VAIO TV notebook series incorporating the GTM378 HSDPA module
- The introduction of the GlobeSurfer wireless router into Australia by Virgin Mobile

Gross margin in Q3 2007 declined to 25.0 million EUR (31.1 % of total revenues) compared with 26.2 million EUR (34.6% of total revenues) in Q3 2006, primarily due to a provision of 1.9 million EUR against inventory. Excluding the provision, the gross margin was 33.5 % and was in line with the gross margin reported in the first and second quarters of 2007.

Quarterly EBIT of - 0.6 million EUR was impacted by higher operating expenses and non-recurring expenses totaling 5.4 million EUR. The company invested in human resources in order to prepare the company better for the future. As a consequence the human resources expenses for the Group increased by 13%.

The activities of the former BenQ/Siemens R&D facility (R&D center Kamp-Lintfort), acquired during Q2 2007, were consolidated for a full quarter for the first time. Research and Development expenses increased by 2.6 million EUR to 9.1 million EUR compared with 6.6 million EUR in the previous quarter and 4.6 million EUR in the third quarter of 2006 as simultaneous developments continued across multiple product lines. The decision was also taken to accelerate the amortization of some of the R&D expenditure to reflect shorter product life-cycles. By investing heavily in R&D the company enhances its market position.

Sales, marketing and royalty expenses increased by 4.5 million EUR to 12.5 million EUR compared with 8.1 million EUR in the previous quarter and 8.2 million EUR in the third quarter of 2006. The increase included adjustments totaling 2.3 million EUR for bad debt and a provision related to embedded module royalty payments.

The Net Result for the quarter, after provisions and adjustments, remained positive at 0.4 million EUR or 0.01 EUR per ordinary share and 0.01 EUR per diluted share.

Excluding non-recurring items, the first-time consolidation of R&D centre Kamp-Lintfort and the provision relating to accelerated amortization of R&D, normalised EBIT was 6.5 million EUR or 8.0 % of revenues of 80.4 million EUR. The normalised net result was 5.3 million EUR or 0.13 EUR per ordinary share or 0.13 EURO per diluted share.

Accounts Receivable decreased by 2.2 million EUR to 66.0 million EUR compared with 68.2 million EUR in the previous quarter and 63.0 million EUR reported in the third quarter of 2006. Overall, accounts receivables have remained broadly stable over the last six quarters. Sales to Option's contract manufacturing partners accounted for 15 % of total accounts receivable at the quarter end.

Inventories grew by 1.5 million EUR in the first three quarters to 42.1 million EUR. A provision of 1.9 million EUR has been taken to account. Finished goods, which included HSUPA devices, represented 18% of total inventory by value at the quarter-end.

The Cash Flow position of the company is healthy. Cash flow from operating activities was +23.6 million EUR for the first nine months of 2007 compared with +5.5 million EUR for the same period of 2006.

Cash flow from investing activities was 22.1 million EUR for the first nine months of 2007 compared with 10.1 million EUR for the same period of 2006. During the third quarter of 2007, a total of 9.6 million EUR was mainly invested in R&D and test equipment for use at the R&D center Kamp-Lintfort and the outsourced production site in Wuxi, China.

The non-recurring provisions that contributed to negative EBIT for the quarter had no cash-flow impact.

Strategic initiatives

Building on more robust financial and operational systems and staffing, management is continuing a strategic review across Option and its manufacturing partners to identify opportunities to increase revenue, bear down on costs and maximise margins by driving efficiency.

Tactical priorities already highlighted and on which we have taken action:

- Refocusing sales teams to ensure sufficient emphasis is placed on securing timely and full payment for outstanding invoices.
- Achieving a more equitable allocation of the costs associated with handling of product returns from operator customers.
- Optimising the benefits from improved inventory management.
- Execution of a sales incentive plan emphasizing the attractive value proposition of previous generation products still held in inventory.

The benefits of the initiatives are expected to start reaching critical mass over the next couple of quarters.

4th Quarter Guidance

Fourth quarter revenues are targeted at 90 million EUR.

Based on current forecasts for revenues, gross margin and operating expenses we target normalised EBIT at 9.0 %.

Analyst Briefing

The company has scheduled an analyst briefing on the latest market trends, opportunities and the corporate strategy for Tuesday November 27th 2007.

CONSOLIDATED PERFORMANCE

For the third quarter and the 9 month period ended 30 September Million EUR (except per share figures)	**Q3 2007**	**Q3 2006**	**9M 2007**	**9M 2006**
Revenues	80.4	75.7	231.6	216.5
Gross profit	25.0	26.2	75.9	83.7
Operating expenses	(25.7)	(16.2)	(59.3)	(48.7)
EBIT	(0.6)	9.9	16.6	35.0
Net profit	0.4	7.9	14.9	28.9
Weighted average number of ordinary shares	41 249 296	41 249 296	41 249 296	41 249 296
Earnings per share after the stock split (EUR)	0.01	0.19	0.36	0.70

INTERIM FINANCIAL INFORMATION

CONSOLIDATED INCOME STATEMENT FOR THE FIRST NINE MONTHS OF FISCAL YEAR 2007

REVENUES

Total revenues for the first nine months of fiscal year 2007 increased by 7.0% to EUR 231.6 million compared with the EUR 216.5 million in the corresponding period of 2006.

GROSS PROFIT

During the first three quarters of 2007 the gross profit amounted to EUR 75.9 million, compared to a gross profit of 83.7 EUR million in the first three quarters of 2006.
Gross margin in the first three quarters of 2007 was 32.8% on total revenues, compared with gross margin of 38.7% of first three quarters of 2006.

OPERATING EXPENSES

During the first nine months of 2007, the operating expenses, including depreciation and amortization charges, were EUR 59.3 million, compared to EUR 48.7 million in the first nine months of 2006.

EBIT

EBIT for the first three quarters of 2007 was EUR 16.6 million, or 7.2% on total revenues, compared to EUR 35.0 million, or 16.2% on the total revenues of the first three quarters of 2006, representing a decrease of 52.7%.

EBITDA

EBITDA for the first nine months of 2007 was EUR 29.7 million, or 12.8% on total revenues, compared to EUR 43.2 million, or 20.0% on the total revenues of the first nine months of 2006, representing a decrease of 31.4%.

FINANCE RESULT

During the first three quarters of 2007, Option obtained a positive financial result of EUR 476 thousand. The total exchange rate gains amounted to EUR 493 thousand mainly thanks to USD rates and Option received EUR 798 thousand from risk free investments of the available cash.
A total of EUR 750 thousand financial discounts were given to customers for cash payments and other financial result of EUR 65 thousand.

NET PROFIT
As from April 24th, 2006, the company executed a four for one stock split. Applying the transaction retroactively, earnings per share would have been the following:

The net profit for the first nine months of 2007 amounted to EUR 14.9 million or EUR 0.36 per basic share (or EUR 0.36 per diluted share). This compared to a net profit of EUR 28.9 million or EUR 0.70 per basic share (or EUR 0.70 per diluted share) during the first nine months of 2006.

CONSOLIDATED INCOME STATEMENT FOR THE THIRD QUARTER OF FISCAL YEAR 2007

REVENUES

Total revenues for the third quarter of fiscal year 2007 increased by 6.2% to EUR 80.4 million compared with the EUR 75.7 million in the third quarter of 2006.

GROSS PROFIT

Taking into account a cost of goods sold of EUR 55.3 million during the third quarter of 2007, the gross profit reached EUR 25.0 million, compared to a gross profit of 26.2 EUR million in the third quarter of 2006. Gross margin in Q3 2007 was 31.1% on total revenues, compared with gross margin of 34.6% of Q3 2006.

OPERATING EXPENSES

The quarterly operating expenses, including depreciation and amortization charges, were EUR 25.7 million, compared with EUR 16.2 million in the third quarter of 2006.

EBIT

EBIT for the third quarter 2007 was EUR -0.6 million, or -0.8% on Q3 total revenues, compared to EUR 9.9 million, or 13.1% on the total revenues of the third quarter of 2006.

EBITDA

EBITDA for the third quarter 2007 was EUR 5.2 million, or 6.5% on Q3 total revenues, compared to EUR 12.8 million, or 16.9% on the total revenues of the third quarter of 2006.

FINANCE RESULT

During the third quarter of 2007, Option obtained a positive financial result of EUR 278 thousand. The total exchange rate gains amounted to EUR 293 thousand mainly thanks to USD rates and Option received EUR 323 thousand from risk free investments of the available cash.
A total of EUR 331 thousand financial discounts were given to customers for cash payments and other financial result of EUR 7 thousand.

NET PROFIT
The net profit for the third quarter of 2007 amounted to EUR 0.4 million or EUR 0.01 per basic share (or EUR 0.01 per diluted share). This compared to a net profit of EUR 7.9 million or EUR 0.19 per basic share (or EUR 0.19 per diluted share) during the third quarter of 2006.

CONSOLIDATED BALANCE SHEET

Cash and cash equivalents increased from EUR 36.1 million at the end of 2006 to EUR 37.4 million at the end of the third quarter of 2007.

Trade and other receivables increased from EUR 54.2 million at the end of 2006 to EUR 66.0 million at the end of the first nine months of 2007.

Inventories increased from EUR 40.6 million at the end of 2006 to EUR 42.1 million during the first nine months of 2007. The finished goods at quarter-end represented 18.0% of total inventory value.

Fixed assets were EUR 52.9 million (net book value) as at September 30th 2007, an increase of EUR 10.8 million compared to the net book value of EUR 42.1 million at the end of the previous fiscal year. During the first three quarters of 2007, the total investments in tangible assets amounted to EUR 9.2 million and the Company invested EUR 12.9 million in intangible assets of which 12.2 million for capitalized developments projects and 0.7 million for additional licenses and other intangibles assets.

Total current liabilities increased from EUR 53.1 million at the end of 2006 to EUR 64.6 million. This increase is mainly due to combination of the decrease of the income tax payable (-EUR 2.0 million) and the growth of the trade and other payables (+EUR 13.5 million).

On total assets of EUR 202.8 million, the equity amounted to EUR 126.6 million, which results in a solvency ratio of 62.4% at quarter-end.

The Company generated EUR 23.6 million cash from operating activities during the first three quarters of 2007, compared to EUR 5.6 million generated in same period of 2006.

- OPTION N.V. -

FINANCIAL REPORT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS) MEASUREMENT AND RECOGNITION PRINCIPLES

CONSOLIDATED INCOME STATEMENT

For the 9 month period ended 30 September Thousands EUR (except per share figures)	**Q3/2007**	**Q3/2006**	**September 30, 2007**	**September 30, 2006**
Revenues	**80 367**	**75 696**	**231 577**	**216 257**
Other revenues				254
Total Revenues	**80 367**	**75 696**	**231 577**	**216 511**
Cost of products sold	(55 342)	(49 531)	(155 725)	(132 771)
Gross profit	**25 025**	**26 165**	**75 852**	**83 740**
Gross margin/Total revenues %	31.1%	34.6%	32.8%	38.7%
Research and development expenses	(9 056)	(4 622)	(20 838)	(13 682)
Sales, marketing and royalties expenses	(12 526)	(8 178)	(26 602)	(27 022)
General and administrative expenses	(4 073)	(3 432)	(11 853)	(8 015)
Total operating expenses	**(25 655)**	**(16 232)**	**(59 293)**	**(48 719)**
Profit from operations (EBIT)	**(630)**	**9 933**	**16 559**	**35 021**
EBIT/Total revenues %	(0.8)%	13.1%	7.2%	16.2%
Depreciation and amortization	5 854	2 889	13 103	8 214
EBITDA	5 224	12 822	29 662	43 235
EBITDA/Total revenues %	6.5%	16.9%	12.8%	20.0%
Exchange gain/(loss)	293	(389)	493	975
Interest income/(expense) and other financial income/(expense)	(15)	(137)	(17)	(454)
Finance result	**278**	**(526)**	**476**	**521**
Profit before taxes	**(352)**	**9 407**	**17 035**	**35 542**
Tax expense	800	(1 460)	(2 121)	(6 630)
Net profit	**448**	**7 947**	**14 914**	**28 912**
Weighted average number of ordinary shares	41 249 296	41 249 296	41 249 296	41 249 296
Diluted average number of ordinary shares	41 249 296	41 249 296	41 249 296	41 249 296
Earnings per share (in EUR)	0.01	0.19	0.36	0.70
Diluted earnings per share (in EUR)	0.01	0.19	0.36	0.70

FINANCIAL REPORT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS) MEASUREMENT AND RECOGNITION PRINCIPLES

CONSOLIDATED BALANCE SHEET

Thousands EUR For the period ended	30 September 2007	31 December 2006
ASSETS		
Current assets		
Cash and cash equivalents	37 428	36 062
Trade and other receivables	66 001	54 201
Income tax receivable	209	110
Inventories	42 112	40 572
	145 750	**130 945**
Non-current assets		
Property, plant and equipment	19 515	12 099
Intangible assets	33 362	29 998
Deferred tax assets	3 996	3 303
Other receivables	139	144
	57 012	**45 544**
Total assets	**202 762**	**176 489**
EQUITY AND LIABILITIES		
Current liabilities		
Trade and other payables	62 626	49 137
Income tax payable	1 959	3 914
Current portion of long-term debt	19	74
	64 604	**53 125**
Non-current liabilities		
Trade and other payables	11 326	11 326
Non-current portion of long-term debt	148	148
Deferred tax liabilities	125	256
	11 599	**11 730**
Equity		
Issued capital	6 116	6 116
Share premium	43 865	43 865
Reserves	346	335
Retained earnings	76 232	61 318
Shareholders' equity	**126 559**	**111 634**
Total liabilities and shareholders' equity	**202 762**	**176 489**

FINANCIAL REPORT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS) MEASUREMENT AND RECOGNITION PRINCIPLES

CONSOLIDATED CASH FLOW STATEMENT

Thousands EUR For the period ended	30 September 2007	30 September 2006
OPERATING ACTIVITIES		
Net profit (A)	14 914	28 912
Depreciation and amortization	11 992	8 214
Reversal/write-offs non current and current assets	1 232	145
Impairment losses	1 111	
Unrealized foreign exchange losses/(gains)	952	(4)
Interest income	(889)	
Interest expense	92	
Loss/(gains) on sale of plant & equipment	10	
Tax expense	2 121	6 630
Total (B)	**16 621**	**14 985**
Cash flow from operating activities before changes in working capital (C)=(A)+(B)	**31 535**	**43 897**
Decrease/(increase) in trade and other receivables	(15 944)	(26 346)
Decrease/(increase) in inventories	(1 540)	(13 430)
Increase/(decrease) in trade and other payables	13 489	1 764
Total changes in working capital (D)	**(3 995)**	**(38 012)**
Cash generated from operations (E)=(C)+(D)	**27 540**	**5 885**
Interests (paid) (F)	(54)	
Interests received (G)	883	
Income tax (paid)/received (H)	(4 797)	(307)
CASH FLOW FROM OPERATING ACTIVITIES (I)=(E)+(F)+(G)+(H)	**23 572**	**5 578**
INVESTING ACTIVITIES		
Proceeds from sale of plant & equipment	(77)	-
Acquisition of property, plant and equipment	(9 183)	(2 649)
Acquisition of intangible assets	(700)	(1 306)
Development expenditures	(12 168)	(6 155)
CASH FLOW FROM INVESTING ACTIVITIES (J)	**(22 128)**	**(10 110)**
FINANCING ACTIVITIES		
Proceeds from borrowings	(55)	-
Payment of finance lease liabilities	-	(286)
CASH FLOW FROM FINANCING ACTIVITIES (K)	**(55)**	**(286)**
Net increase/(decrease) in cash and cash equivalents (I)+(J)+(K)	**1 389**	**(4 818)**
Cash and cash equivalents at beginning of period	36 062	49 288
Effect of exchange rate fluctuations on cash held	(23)	
Cash and cash equivalents at end of period	37 428	**44 470**
Difference	**1 389**	**(4 818)**

FINANCIAL REPORT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS) MEASUREMENT AND RECOGNITION PRINCIPLES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Thousands EUR For the 9 month period ended 30 September 2006	Shareholders' equity					
	Issued capital	Share premium	Share-based payment reserves	Translation reserves	Retained earnings	Total equity
As per 31 December 2005	**6 116**	**43 865**	**360**	**(3)**	**26 002**	**76 340**
Net profit	-	-	-	-	28 912	28 912
Conversion Translation adjustment	-	-	-	(27)	-	(27)
As per 30 September 2006	**6 116**	**43 865**	**360**	**(30)**	**54 914**	**105 225**

Thousands EUR For the 9 month period ended 30 September 2007	Shareholders' equity					
	Issued capital	Share premium	Share-based payment reserves	Translation reserves	Retained earnings	Total equity
As per 31 December 2006	**6 116**	**43 865**	**360**	**(25)**	**61 318**	**111 634**
Net profit	-	-	-	-	14 914	14 914
Conversion Translation adjustment	-	-	-	11	-	11
As per 30 September 2007	**6 116**	**43 865**	**360**	**(14)**	**76 232**	**126 559**

This press release contains forward-looking information that involves risks and uncertainties, including statements about the company's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning the company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the early stage of the market for connectivity and integrated wireless products and solutions for portable and handheld computers and mobile telephones, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition. Some of these risk factors were highlighted in the Consolidated and Statutory Report 2006 of the Board of Directors which can be found in the Annual Report 2006 page 51-52. The forward-looking statements contained herein speak only as of the date of this press release. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the company's expectations or any change in events, conditions or circumstance on which any such statement is based.

For further information please contact:
Jan Callewaert, CEO
Guy Schroyen, Interim Financial Manager
Gaston Geenslaan 14
B-3001 Leuven, Belgium
TEL: +32 (0) 16/31-74-11
FAX : +32 (0) 16/31-74-90
E-mail: investor@option.com

About Option www.option.com – (EURONEXT Brussels OPTI, OTC: OPNVY)

Option, the wireless technology company, is a leading innovator in the design, development and manufacture of 3G HSUPA, HSDPA, UMTS, EDGE, and WLAN technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Belgium (Leuven). The company has Research & Development in Belgium (Leuven), Germany (Düsseldorf and Adelsried), Sweden (Stockholm), and an ISO 9002 production engineering and logistics facility in Ireland (Cork). Option also has offices in Europe, US, Asia, Japan and Australia. For more information please visit www.option.com.

END